James F. Hinrichs	3750 Torrey View Court
Chief Financial Officer	San Diego, CA 92130
858-617-2192 tel.
jim.hinrichs@carefusion.com
carefusion.com

March 21, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Cascio
Kristin Lochhead
Martin James

Re:	CareFusion Corporation
Form 10-K for the fiscal year ended June 30, 2012
Filed January 31, 2013
File No. 001-34273

Dear Mr. Cascio:

On behalf of CareFusion Corporation (the “Company”), the following responses are provided to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the comments in your letter dated March 7, 2013 regarding the Company’s Form 10-K for the fiscal year ended June 30, 2012 (the “Form 10-K”) (File No. 001-34273).

For your convenience, set forth below in bold are each of the comments in the Staff’s letter dated March 7, 2013, followed by the Company’s response to that comment.

Form 10-K for the fiscal year ended June 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Sensitive Accounting Estimates - Revenue Recognition for Leases, page 51

1.	Please revise your revenue recognition accounting policy for sales-type leases in future filings to further discuss how you determine the estimated fair value of the leased equipment under FASB ASC 840. The revised disclosure should also discuss the subjectivity of the assumptions and possible variability of the fair value estimates due to the significant number of lease transactions per year, the significant

Brian Cascio

U.S. Securities and Exchange Commission

March 21, 2013

customization of your products and the wide range of cash sales prices. For example, please clarify how you stratify the population of cash transactions to develop sufficiently narrow ranges of relevant transacted cash selling prices to determine a reasonable single-point estimate of fair value.

RESPONSE: The Company has noted the Staff’s comment, and in future filings on Form 10-K the Company will include additional information regarding its revenue recognition accounting policy for sales-type leases that further discusses how the Company determines the estimated fair value of the leased equipment under FASB ASC 840. The Company intends to address the Staff’s comment by replacing the last paragraph on page 51 of the Form 10-K with more detailed disclosure consistent with the text below. For the Staff’s reference, the Company will also provide separately a redline of the revised disclosure, marked to show changes from what is currently reflected on page 51 of the Form 10-K.

“We are required to estimate the fair value of our leased products for the purposes of lease classification and determination of the interest rate implicit in the lease. In accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 840, Leases (“ASC 840”), we define the fair value of a leased product at lease inception as its normal selling price, reflecting any volume or trade discounts that may apply. We estimate the fair value of our leased products on a quarterly basis based upon transacted cash sales prices during the preceding twelve month period. Our products are sold as part of customized systems to a diverse range of customers, many of which are affiliated with a group purchasing organization (“GPO”) or integrated delivery network (“IDN”). Customers within each GPO or IDN affiliation have unique purchasing behaviors and characteristics. As a result of such diversity, there is a wide range of negotiated cash selling prices for our products. Consequently, our customers are grouped in customer classes and a best estimate of fair value is developed for each product specific to each customer class. Because our products are sold at a wide range of cash selling prices, we stratify our cash selling transactions based on product configuration and customer class, as discussed further below. Once we stratify our cash selling transactions, we calculate the weighted average selling price of each configured product using the interquartile range methodology. This statistical methodology is used to remove outliers from the population of normal cash selling prices, which narrows the range of selling prices within each stratified customer class. The resulting weighted average selling price is the single point estimate of fair value that we use as the normal selling price under ASC 840. Based on this fair value estimate, we determine the implicit interest rate for each product subject to a sales-type lease arrangement. The implicit interest rate is the rate that causes the fair value of the product to equal the present value of the minimum lease payments and the present value of the product’s residual value. The interest rate implicit to the lease is then used to determine the amount of revenue recognized at the inception of the lease and the revenue recognized over the life of the lease.

Brian Cascio

U.S. Securities and Exchange Commission

March 21, 2013

Estimating the fair value of our leased products can be subjective and thus subject to significant judgment. We offer our customers many types of dispensing products, each of which is generally customizable in 5-15 unique configurations. Our customers have the option of purchasing these products for cash or through a lease, with prices that can vary significantly based on their GPO or IDN affiliation. Accordingly, in order to estimate the fair value of our leased products, we stratify our cash selling transactions to narrow the range of transacted sales prices for a leased product based on product configuration and customer class. We believe that using these characteristics to narrow the range of cash selling prices to determine a single point estimate of fair value for each product, specific to each customer class, is appropriate because these characteristics are the primary drivers of the variability in our cash sales pricing:

•

Product configuration – We believe that stratifying our products based on product configuration is appropriate because our products can be customized into numerous configurations based on customer specifications. Our dispensing systems are highly configurable and custom designed for each customer based on size, site-specific needs and cost constraints.

•

Customer class – We stratify our cash selling prices of similar product configurations by similar classes of customers based upon GPO or IDN affiliation. We believe the characteristics of the GPO or IDN, including size, historical and expected purchasing volume, pre-negotiated trade discounts, and preferred provider relationship, is an appropriate basis to stratify transacted cash selling prices to establish the normal selling price reflective of any normal volume or trade discounts for that product configuration.

Approximately 15-25% of our lease transactions in a given year do not have corresponding cash selling transactions for the same product configuration and customer class. Therefore, for these transactions, the estimated fair value is determined by: (1) reviewing the estimated fair value of the same product line with the closest similar configuration sold to the same customer class and adjusting this fair value by the expected pricing impact of the difference in product configuration; or (2) reviewing the estimated fair value of the same product configuration sold to a different customer class and adjusting this fair value by the expected pricing impact of the difference in customer class.

We expect to experience variability in our fair value estimates for our dispensing products from period to period. Our single point estimate of fair value is calculated based on the weighted average selling price for a product within each stratified customer class. Consequently, period to period variability of such estimate may be caused by changes in the number and size of cash transactions for a particular product or group of products, as well as external factors such as changes in the competitive pricing environment and changes in the GPO or IDN landscape, which can impact our cash sales transactions and thus our calculated estimates of fair value. In addition, as our dispensing

Brian Cascio

U.S. Securities and Exchange Commission

March 21, 2013

products progress through their life cycles and new products are introduced, we may sell fewer existing products or sell existing products at reduced prices, which can impact the cash transaction prices used to estimate the fair value of such products.”

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 59

2.	Please have your independent auditor explain to us why it did not refer to the restatement of the prior year’s financial statements in its report. Discuss how it considered the requirements of paragraph 9 of PCAOB Auditing Standard 6.

RESPONSE: The Company considered Staff Accounting Bulletin (“SAB”) Topic 1.M., Materiality, in its quantitative and qualitative analysis of the impact of the revisions on its prior interim and annual consolidated and combined financial statements and evaluated SAB Topic 1.N., Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, in concluding that correcting the errors would not be material to the financial statements in prior periods. In applying SAB Topic 1.N., the Company concluded correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. As a result, the Company corrected the immaterial errors in the Form 10-K, which was the next time the Company filed its prior year financial statements. While the disclosure requirements related to the correction of an accumulation of immaterial errors is not specifically addressed in Accounting Standards Codification 250, Accounting Changes and Error Corrections (“ASC 250”), the Company provided the disclosures under ASC 250 in its fiscal year 2012 consolidated and combined financial statements for the correction of an error to provide transparency to the users of the financial statements. The following is an excerpt of the disclosure in Note 2 to the financial statements included on page 72 of the Form 10-K related to the immaterial impact of the errors to the prior periods:

“We assessed the impact of the revisions on our prior interim and annual consolidated and combined financial statements and concluded that they were not material to any individual quarters or annual periods of those consolidated and combined financial statements. Although the effect of these revisions was not material to those previously issued financial statements, the cumulative effect of reflecting these revisions in the current year would have been material to the year ended June 30, 2012.”

Ernst & Young, the Company’s independent registered public accounting firm, considered the applicability and requirements of paragraph 9 of PCAOB Auditing Standard 6 (“AS 6”) in rendering its report included in the Form 10-K. The disclosure requirement of AS 6 within an auditor’s report specifically applies to situations in which

Brian Cascio

U.S. Securities and Exchange Commission

March 21, 2013

a material misstatement in the previously issued financial statements has been corrected. Ernst & Young concurred with the Company’s conclusion that the corrections to prior period financial statements were not material. Accordingly, because the previously issued financial statements did not contain a correction of a material misstatement, Ernst & Young determined it was not required to add an explanatory paragraph, as described in AU sec. 508 in its report on the audited financial statements.

Note 1. Description of Business ad Summary of Significant Accounting Policies, page 64

Revenue Recognition, page 68

3.	In future filings please also include a more detailed discussion of how you apply sales type lease accounting to your product sales. In this regard, please disclose how you determine the fair value of the leased product when applying FASB ASC 840.

RESPONSE: The Company has noted the Staff’s comment, and in future filings on Form 10-K the Company will include additional information regarding how it applies sales type lease accounting to its product sales, including how the Company determines the fair value of the leased product when applying FASB ASC 840. The Company intends to address the Staff’s comment by including additional disclosure in its discussion of revenue recognition in Note 1 to its financial statements consistent with the text below.

“Equipment lease revenue consists primarily of dispensing equipment, and transactions are evaluated and classified as either operating leases or sales-type leases in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 840, Leases (“ASC 840”).

We estimate the fair value of a leased product based upon transacted cash sales prices of the same or similar products to similar classes of customers during the preceding twelve month period to determine the normal selling price of the product under ASC 840. Because our products are sold at a wide range of cash selling prices, we stratify our transacted cash selling prices based on product configuration and customer class, which we then use to calculate a weighted average selling price for each product subject to a sales-type lease transaction. This single point estimate represents the normal selling price under ASC 840. Based on this fair value estimate, we determine the implicit interest rate for each leased product, which is the rate that causes the fair value of the product to equal the present value of the minimum lease payments and the present value of the product’s residual value. The interest rate implicit to the lease is then used to determine the amount of revenue recognized at the inception of the lease and the revenue recognized over the life of the lease.

We recognize products sold under sales-type leases as revenue upon the completion of installation activities in the amount of the present value of the minimum lease payments.

Brian Cascio

U.S. Securities and Exchange Commission

March 21, 2013

In addition, the financing component of sales-type leases is recorded as revenue over the lease terms. We recognize products sold under operating leases at the contracted price evenly over the rental period as identified within the customer agreement.”

*        *        *

On behalf of the Company, I acknowledge the Company’s responsibility for the accuracy and adequacy of the disclosure in the Form 10-K and that the Form 10-K include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Further, I acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (858) 617-2192 if you have any questions.

Sincerely,

/s/ James F. Hinrichs

cc:	Jean Maschal
Nathaniel B. Sisitsky, Esq.
Joan B. Stafslien, Esq.
CareFusion Corporation
C. Jay Rains, Esq.
DLA Piper LLP
Daniel G. Kleeburg
Ernst & Young LLP